October 17, 2019

VIA EDGAR

Christopher Dunham, Staff Attorney

Division of Corporate Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	OceanFirst Financial Corp.

Registration Statement on Form S-4

Filed September 24, 2019

File No. 333-233909

Dear Mr. Dunham:

On behalf of our client, OceanFirst Financial Corp. (the “Company”), we are writing to respond to comments communicated orally to us by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 10, 2019 (the “Staff Comments”) regarding the Company’s registration statement on Form S-4 filed by the Company with the Commission on September 24, 2019 (File No. 333-233909) (the “Registration Statement”), pursuant to which the Staff requested that the Company respond with respect to the Registration Statement to the same comments that were included in the Staff’s comment letter, dated October 9, 2019 (the “Two River Comment Letter”), regarding the Company’s registration statement on Form S-4 filed by the Company with the Commission on September 20, 2019 (File No. 333-233872) (the “Two River Registration Statement”).

In connection with this response to the Staff Comments, the Company is contemporaneously filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Two River Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

We are also providing supplementally to the Staff an electronic copy of the Amended Registration Statement, marked to show changes made to the Registration Statement since the initial filing of the Registration Statement on September 24, 2019.

Comparison of Stockholders’ Rights Forum Selection Bylaw, page 95

1.

We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to reflect the degree to which federal courts or other state courts retain jurisdiction. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal

Mr. Dunham

October 17, 2019

and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised its disclosure on page 95 of the Amended Registration Statement under the heading “Comparison of Stockholders’ Rights” as follows:

“OceanFirst’s bylaws provide that unless OceanFirst consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of OceanFirst, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of OceanFirst to OceanFirst or OceanFirst stockholders, (iii) any action asserting a claim against OceanFirst or any director, officer, stockholder, employee or agent of OceanFirst arising out of or relating to any provision of the DGCL or OceanFirst’s certificate of incorporation or bylaws or (iv) any action asserting a claim against OceanFirst or any director, officer, stockholder, employee or agent of OceanFirst governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.

To the fullest extent permitted by law, the forum selection bylaw discussed above will apply to derivative actions or proceedings brought on behalf of OceanFirst and arising under the Securities Act or the Exchange Act, although OceanFirst stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision in connection with any such derivative action or proceeding arising under the Securities Act or the Exchange Act, and it is possible that a court could find the forum selection bylaw to be inapplicable or unenforceable in such a case.

OceanFirst’s bylaws also provide that OceanFirst is entitled to equitable relief, including injunctive relief and specific performance, to enforce such forum selection bylaw.”

2.

Additionally, if this provision applies to actions arising under the Securities Act or Exchange Act, please also revise your prospectus to add a risk factor clearly describing the material risks for investors. Such material risks may include, but are not limited to, increased costs to bring a claim or that this provision may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please make corresponding revisions to your future filings under the Exchange Act.

Mr. Dunham

October 17, 2019

As discussed in the prior response, to the fullest extent permitted by law, the forum selection bylaw applies to derivative actions and proceedings brought on behalf of the Company and arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Company has added a risk factor on page 23 of the Amended Registration Statement under the heading “Risk Factors.”

General

3.

We note your pending acquisitions of both Two River Bancorp and Country Bank Holding Company, Inc., as well as your recent acquisition of Capital Bank of New Jersey completed on January 31, 2019. Please revise to include all pro forma financial information required by Article 11 of Regulation S-X, as well as any additional audited financial statements required by Rule 3-05 of Regulation S-X, or tell us why you do not believe this information is required.

Historical Financial Statements

Country Bank Holding Company, Inc. on an Individual Basis

In accordance with Items 10 and 11 of Form S-4, financial statements and related information of the Company (a Form S-3 eligible, large accelerated filer) are incorporated by reference in the section entitled “Where You Can Find More Information” of the proxy statement/prospectus, which forms a part of the Registration Statement. In accordance with Item 17(b)(7)(ii) of Form S-4 and the Staff’s Telephone Interpretations under Regulation M-A, question 2 of Section H, if (i) the company being acquired is not subject to the reporting requirements of either Section 13(a) or 15(d) of the Exchange Act, (ii) the stockholders of the registrant are not voting, (iii) the transaction is not a roll-up transaction and (iv) the company being acquired is significant to the registrant at or below the 20% level as determined under Item 3-05(b)(2) of Regulation S-X, then no financial information (including pro forma and comparative per share information) for the company being acquired need be provided.

Item 3-05(b)(2) of Regulation S-X refers to the three “significance” tests set forth in Item 1-02(w) of Regulation S-X. As set forth in the table below, Country Bank Holding Company, Inc. (“CYHC”) is not significant to the Company at the 20% level under any of the three significance tests set forth in Item 1-02(w) of Regulation S-X:

(1)	Investment/Company Assets = $119.9 million(1)/$7.5 billion(2)	=	Approximately 1.6%
(2)	CYHC Assets/Company Assets = $729.2 million(3)/$7.5 billion(2)	=	Approximately 9.7%
(3)	CYHC Pre-Tax Income/Company Pre-Tax Income = $11.6 million(3)/$85.5 million(2)	=	Approximately 13.6%

(1)

Represents sum of (a) the aggregate value of consideration to be paid in the CYHC transaction, based on the closing price of the Company’s common stock on the Nasdaq as of August 8, 2019 and (b) approximately $17.7 million of CYHC debt (as of December 31, 2018) that will be assumed by the Company in the CYHC transaction. For consideration, see Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on August 9, 2019. Debt valuation sourced from the audited financial statements of CYHC for the fiscal year ended December 31, 2018.

(2)

$7.5 billion represents the Company’s total assets as of December 31, 2018 and $85.5 million represents the Company’s pre-tax income for the twelve months ended December 31, 2018. See the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(3)

$729.2 million represents CYHC’s total assets as of December 31, 2018 and $11.6 million represents CYHC’s pre-tax income for the twelve months ended December 31, 2018. Sourced from the audited financial statements of CYHC for the fiscal year ended December 31, 2018.

Mr. Dunham

October 17, 2019

The facts applicable to the Registration Statement satisfy the requirements of Item 17(b)(7)(ii) of Form S-4 as follows: (a) CYHC is not subject to the reporting requirements of either Section 13(a) or 15(d) of the Exchange Act, (b) the stockholders of the Company are not voting to approve the first-step merger or the share issuance, (c) the first-step merger is not a roll-up transaction and (d) CYHC is not significant to the Company at the 20% level. Accordingly, the Company respectfully submits to the Staff that, under Item 17(b)(7)(ii) of Form S-4 and the Staff’s Telephone Interpretations under Regulation M-A, question 2 of Section H, no financial information (including pro forma and comparative per share information) for CYHC, the company being acquired, need be provided in the Registration Statement.

Aggregation of Individually Insignificant Acquisitions

The Company acknowledges that the Staff’s Telephone Interpretations under Regulation M-A, question 2 of Section H specifically contemplates that, when relying on Item 17(b)(7)(ii) of Form S-4 to omit financial information with respect to a company being acquired, the aggregate impact of individually insignificant acquisitions must be considered. In addition, under Item 3-05(b)(2)(i) of Regulation S-X, if the aggregate impact of individually insignificant businesses acquired since the date of the registrant’s most recent audited balance sheet exceeds the 50% level under any of the three significance tests set forth in Item 1-02(w) of Regulation S-X, then the registrant is required to furnish financial statements covering at least the substantial majority of the businesses acquired. The Company acknowledges that, as contemplated by the Staff’s comment, the Company’s pending acquisition of Two River Bancorp (“Two River”) and the Company’s recently completed acquisition of Capital Bank of New Jersey (“Capital”) should be aggregated with the Company’s pending acquisition of CYHC to determine whether, in the aggregate, these three acquisitions are significant to the Company at the 50% level. As demonstrated in the tables below, in the aggregate, the Company’s pending acquisition of CYHC, pending acquisition of Two River and recently completed acquisition of Capital are not significant to the Company at the 50% level.

Two River
(1)	Investment/Company Assets = $192.7 million(1)/$7.5 billion(2)	=	Approximately 2.6%
(2)	Two River Assets/Company Assets = $1.1 billion(3)/$7.5 billion(2)	=	Approximately 14.7%
(3)	Two River Pre-Tax Income/Company Pre-Tax Income = $15.2 million(3)/$85.5 million(2)	=	Approximately 17.8%

(1)

Represents sum of (a) the aggregate value of consideration to be paid in the Two River transaction, based on the closing price of the Company’s common stock on the Nasdaq as of August 8, 2019 and (b) approximately $9.9 million of Two River debt (as of December 31, 2018) that will be assumed by the Company in the Two River transaction. For transaction value, see Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on August 9, 2019. For assumed debt, see Two River’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(2)

$7.5 billion represents the Company’s total assets as of December 31, 2018 and $85.5 million represents the Company’s pre-tax income for the twelve months ended December 31, 2018. See the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(3)

$1.1 billion represents Two River’s total assets as of December 31, 2018 and $15.2 million represents Two River’s pre-tax income for the twelve months ended December 31, 2018. See Two River’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

Mr. Dunham

October 17, 2019

Capital
(1)	Investment/Company Assets = $77.0 million(1)/$7.5 billion(2)	=	Approximately 1.0%
(2)	Capital Assets/Company Assets = $513.4 million(3)/$7.5 billion(2)	=	Approximately 6.8%
(3)	Capital Pre-Tax Income/Company Pre-Tax Income = $8.6 million(3)/$85.5 million(2)	=	Approximately 10.1%

(1)	Represents aggregate value of consideration paid in the Capital transaction. See Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 31, 2019.
(2)

$7.5 billion represents the Company’s total assets as of December 31, 2018 and $85.5 million represents the Company’s pre-tax income for the twelve months ended December 31, 2018. See the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(3)

$513.4 million represents Capital’s total assets as of December 31, 2018 and $8.6 million represents Capital’s pre-tax income for the twelve months ended December 31, 2018. Sourced from the audited financial statements of Capital for the fiscal year ended December 31, 2018.

CYHC, Two River and Capital in the Aggregate
(1)	Investment Test CYHC Two River Capital Total	= = = =	Approximately 1.6% Approximately 2.6% Approximately 1.0% Approximately 5.2%
(2)	Asset Test CYHC Two River Capital Total	= = = =	Approximately 9.7% Approximately 14.7% Approximately 6.8% Approximately 31.2%
(3)	Income Test CYHC Two River Capital Total	= = = =	Approximately 13.6% Approximately 17.8% Approximately 10.1% Approximately 41.5%

Accordingly, the Company respectfully submits to the Staff that the Company is not required to include historical financial statements with respect to CYHC individually or CYHC, Two River or Capital, in the aggregate, in the Registration Statement.

Pro Forma Financial Information

For the same reasons discussed above with respect to CYHC’s historical financial information, the Company respectfully submits to the Staff that pro forma financial information with respect to CYHC need not be included in the Registration Statement pursuant to Item 17(b)(7)(ii) of Form S-4.

Mr. Dunham

October 17, 2019

For the same reasons discussed above with respect to historical financial information and aggregating individually insignificant acquisitions, the Company respectfully submits to the Staff that pro forma financial information with respect to CYHC, Two River and Capital need not be included in the Registration Statement pursuant to Article 11 of Regulation S-X and in accordance with Topic 3110.3 of the Commission’s Financial Reporting Manual.

* * * * *

Should any member of the Staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (212) 735-2697 or david.ingles@skadden.com.

Very truly yours,

/s/ David C. Ingles
David C. Ingles (212) 735-2697 david.ingles@skadden.com

cc:	Christopher D. Maher, OceanFirst Financial Corp.

Steven J. Tsimbinos, OceanFirst Financial Corp.

Pamela A. Long, United States Securities and Exchange Commission

John J. Gorman, Luse Gorman, PC